UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Skoller, Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 28, 2018

Physical address of issuer
701 Murfreesboro Pike, Suite 200, Nashville, TN, United States, 37210

Website of issuer
https://skoller.co/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
6,984

Price (or method for determining price)
$3.58

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$97,776	$354,075
Cash & Cash Equivalents	$97,776	$354,075
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$675,000	$500,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$431,298	-$173,354

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 6, 2018

Skoller, Inc

Up to $1,070,000 of Preferred Stock

Skoller, Inc (“Skoller”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 8, 2019. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by November 8, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 1, 2019 will be permitted to increase their subscription amount at any time on or before November 8, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 1, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 1, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at https://skoller.co/investor.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/skoller.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Skoller, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates an online platform that connects students to potential employers.

The Company's website is https://skoller.co.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/skoller and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$3.58
Minimum investment amount per investor	$1,000
Offering deadline	November 8, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses in 2018 and 2017.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Skoller's operations and revenue experience some seasonality in that August to May tend to have greater activity regarding adoption, engagement, spend, and revenue. Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of Skoller's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. The seasonality of Company's revenue and operations could additionally increase the company's current cash burn.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring

technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company does not currently hold any registered intellectual property and they may not be able to obtain registered intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain.. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. The Company also cannot assure that its nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for the Company's trade secrets and proprietary information. Further, if the Company were sued for infringing the IP rights of third parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on the Company's business.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when,

or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all.

There is a risk the Company's previous offerings are not properly exempt from SEC registration under the Securities Act. Securities sold by the Company in previous offerings have not been registered under the Securities Act or state blue sky laws. The Company intends to rely on exemptions from registration under Rule 506(b) of Regulation D and Section 4(a)(2) of the Securities Act for its previous offerings. These claimed exemptions are complex and require strict compliance with certain specific conditions. In particular, the SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. The Company did not file a Form D within the specified 15-day period and has filed a late Form D with the SEC and late notice filings in certain states, which could jeopardize the private offering status of the Company's previous securities offerings. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Further, the SEC or a state securities regulator could charge a late filing penalty.

The Company has filed an extension for its 2018 tax returns. If it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by one owner who is also the Company's sole director. Prior to the Offering, the Company has one owner of 50.84% of the Company who also serves as the Company's sole director. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this owner may exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This owner may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Securities may be subject to dilution. Purchasers who invest less than $100,000 ("Non-Major Purchasers") of the Securities do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Non-Major Purchasers will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Securities held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets

available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that the company is unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

The Problem:
Every year, parents (and students) invest millions of dollars into a college education with the hopes of someone earning a degree and moving on to a dream career. The reality is this; six years after enrolling in college, over 40% of US college students still don't have degrees.
Skoller recognized that EVERY student has to manage thousands of assignments throughout four years of college . For years, students have not had a simple and reliable way to do that. University technology (Blackboard, Canvas, Moodle, etc.) focuses more on serving administration instead of students. These platforms become unreliable for a student when just a few professors manage their classes in different ways (email, in-class announcements, etc.).

Solution:
Skoller has designed a better solution that serves students from their 1st day on campus through graduation, and doesn't require professors to do anything. The platform uses crowdsourcing, a syllabus, and machine learning to deliver organization to students like never before.
Features include reminders about upcoming assignments, a personal forecast that updates each day, grade calculators for each class, and connection with classmates. Like Waze, where drivers share traffic updates with other drivers, students on Skoller share schedule changes to Keep Up with Classes, Together.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

As graduation approaches, Skoller helps students transition from the classroom to the job they love. Competitors in the new grad job placement space include: Handshake, WayUp, RippleMatch, Internships.com, LinkedIn Jobs, Indeed, and more.
Skoller's unique advantage is having access to a pool of upcoming job candidates. The brand recognition paired with the data Skoller already collects makes the transition from student to job candidate a natural fit.
Employers pay Skoller a licensing fee to access job candidates.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology Management & Maintenance	28.00%	28.00%	28.00%
Marketing	8.00%	8.00%	8.00%
Content Creation & Curation	15.00%	15.00%	15.00%
Charitable Contribution	1.00%	1.00%	1.00%
Payroll	39.00%	39.00%	39.00%
Office	2.00%	2.00%	2.00%
Insurance & Benefits	5.00%	5.00%	5.00%
Legal	2.00%	2.00%	2.00%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Carson Ward	Founder and CEO	Founder and CEO of Skoller

Indemnification
Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in

certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person.

Employees
The Company currently has 3 full-time employees and 2 part-time employees in Nashville.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,027,778	Yes	N/A	100%	N/A
SAFE	$750,000 invested	No	The SAFE will convert into Securities at a discount of 20% or 30%	N/A	N/A

The Company has the following debt outstanding: None.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Carson Ward	550,000 shares of Common Stock	50.84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Skoller, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates an online platform that connects students to potential employers.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses in 2018 and 2017.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity.

The Company has a secured line of credit up to a maximum amount of $50,000.00 for working capital needs. The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company’s financial statements, usually looking at the Company’s balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company’s business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

With the last three years, we have issued Simple Agreements for Future Equity to 6 investors investing a total amount of $750,000. We have also issued a stock option to a Company advisor for the purchase of 10,818 shares of the Company's common stock at an exercise price of $0.90 per share.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Securities to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- preemptive rights on the Company's issuance of new securities for capital raising purposes.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Securities

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of the Securities are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid

cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of the Securities is outstanding, holders of the Securities are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of the Securities voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Securities set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Securities;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Securities.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of the Securities will be entitled to receive the greater of 1x the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of the Securities receive these distributions before any holders of common stock.

Conversion Rights
The Securities are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of the Securities will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). Major Purchasers will also have preemptive rights if the Company issues new securities for capital raising purposes.

Holders of the Securities are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of the Securities will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Securities held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in the Securities of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional

issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Securities convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse

or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Securities. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Carson Ward
(Signature)

Carson Ward
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Carson Ward
(Signature)

Carson Ward
(Name)

CEO
(Title)

September 6, 2019
(Date)

/s/Bruce Brookshire
(Signature)

Bruce Brookshire
(Name)

CTO
(Title)

September 6, 2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

SKOLLER, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 28, 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Skoller, Inc.
Nashville, TN

We have reviewed the accompanying financial statements of Skoller, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 28, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SKOLLER, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 97,776	$ 354,075
TOTAL CURRENT ASSETS	97,776	354,075
TOTAL ASSETS	97,776	354,075
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
SAFE Notes	675,000	500,000
TOTAL LIABILITIES	675,000	500,000
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,081,871 issued and outstanding; $.0001 par value)	108	108
Additional Paid in Capital	64,892	64,892
Retained Earnings (Deficit)	(642,223)	(210,925)
TOTAL SHAREHOLDERS' EQUITY	(577,224)	(145,925)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 97,776	$ 354,075

SKOLLER, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Expense		
Research & Development	171,643	66,619
Salaries & Wages	102,439	29,244
Professional Fees	66,646	7,549
Selling & Marketing	61,386	11,187
General & Administrative	27,360	31,628
Rent	1,250	26,565
	430,725	172,793
Net Income from Operations	(430,725)	(172,793)
Other Income (Expense)		
State and Local Tax	(573)	(561)
Net Income	$ (431,298)	$ (173,354)

SKOLLER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (431,298)	$ (173,354)
Change in Accounts Payable		
Net Cash Flows From Operating Activities	(431,298)	(173,354)
Cash Flows From Financing Activities		
Issuance of SAFE Notes	175,000	500,000
Net Cash Flows From Investing Activities	175,000	500,000
Cash at Beginning of Period	354,075	27,428
Net Increase (Decrease) In Cash	(256,298)	326,646
Cash at End of Period	$ 97,776	$ 354,075

SKOLLER, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016	1,081,871	$ 108		$ -	$ 64,892	$ (37,571)	$ 27,429
Issuance of Stock							-
Net Income							(173,354)
Balance at December 31, 2017	1,081,871	$ 108		$ -	$ 64,892	$ (37,571)	$ (145,925)
Issuance of Stock							-
Net Income							(431,298)
Balance at December 31, 2018	1,081,871	$ 108	-	$ -	$ 64,892	$ (37,571)	$ (577,224)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Skoller, Inc. (“the Company”) is a corporation organized under the laws of Delaware. The Company operates an online platform that connects students to potential employers.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses in 2018 and 2017.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds through a Regulation CF offering to meet obligations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new business enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

During the year ended December 31, 2017 and 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will

automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

During 2017, the Company issued $500,000 worth of SAFE agreements, with a valuation cap of $4,000,000 and a discount rate of 30%.

During 2018, the Company issued $175,000 worth of SAFE agreements, with a valuation cap of $7,000,000 And a discount rate of 20%.

As of December 31, 2018, the Company had $675,000 of SAFE agreements outstanding and no SAFE agreements have been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

Subsequent to the period, the Company issued $75,000 worth of SAFE agreements outstanding.

Subsequent to the period, the Company received a $50,000 line-of-credit.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 28, 2019, the date that the financial statements were available to be issued.

Subsequent to December 31, 2018, the Company issued 10,818 stock options in exchange for services.

EXHIBIT C

PDF of SI Website



Invest in Skoller

Productivity platform that crowdsources syllabus information to keep students organized

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$1,000	**$5,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST

Time Left **56d : 11h : 50m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Skoller is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Skoller without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Signed agreements with two sororities to promote the Skoller app to their chapters across the U.S.
- Signed data licensing agreements with CSI Web and SHR Talent
- More than 20,000 sign ups from over 2,000 different schools and universities
- 4.5/5 stars from 125 ratings on the IOS app store

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Skoller aims to lower college drop out rates and set students up for academic success by completely changing the way students keep track of assignments.

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The Problem:

Every year, parents (and students) invest millions of dollars into a college education with the hopes of someone earning a degree and moving on to a dream career. The reality is this; six years after enrolling in college, over 40% of US college students still don't have degrees.

Skoller recognized that EVERY student has to manage thousands of assignments throughout four years of college . For years, students have not had a simple and reliable way to do that. University technology (Blackboard, Canvas, Moodle, etc.) focuses more on serving administration instead of students. These platforms become unreliable for a student when just a few professors manage their classes in different ways (email, in-class announcements, etc.).

Solution:

Skoller has designed a better solution that serves students from their 1st day on campus through graduation, and doesn't require professors to do anything. The platform uses crowdsourcing, a syllabus, and machine learning to deliver organization to students *like never before*.

Features include reminders about upcoming assignments, a personal forecast that updates each day, grade calculators for each class, and connected with classmates. Like ***Waze,*** where drivers share traffic updates with other drivers, students on Skoller share schedule changes to *Keep Up with Classes, Together*.

Business Model:

As graduation approaches, Skoller helps students transition **from the classroom to the job they love**. Competitors in the new grad job placement space include: Handshake, WayUp, RippleMatch, Internships.com, LinkedIn Jobs, Indeed, and more.

Skoller unique advantage is having access to a pool of upcoming job candidates. The brand recognition paired with the data Skoller already collects makes the transition from student to job candidate a natural fit.

Employers pay Skoller a licensing fee to access job candidates.

Pitch Deck


skoller
Keep up with classes, together.

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Skoller Testimonial Video- Spring 2019

Media Mentions

The Team

Founders and Officers



Carson Ward

FOUNDER & CEO

Carson is a high-energy entrepreneur with great lens for identifying an opportunity, communicating his vision to others, and organizing actionable steps to get the job done. He is founder of Skoller. Though Carson says the "1st time founder mistakes" have been just as important as the successes, his greatest accomplishment is persevering from an idea on the couch to a nationwide app with students signed up at over 2,000 schools. To date, he has raised over $800k from 7 angel investors and closed partnerships with national sororities to continue growing Skoller at a national level.



Bruce Brookshire

FOUNDER & CTO

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Bruce is a co-founder and software engineer with a constant willingness to learn and a work ethic that is second to none. His skill set spans across a variety of languages. Bruce has been Skoller's lead mobile engineer since the beginning. He's most recently been developing Skoller's mobile app in Flutter and Dart, a language that supports both iOS and Google Play operating systems. That build will be released to production in August 2019, allowing Skoller to manage mobile improvements for both iOS and Android users under one umbrella moving forward.



Jonathan Rankin

FOUNDER & DEVELOPER

Jon is a co-founder and web developer for Skoller. He also has a relentless desire to learn and loves to dive deep into the trenches when it comes to software challenges. He has been a developer for Skoller's web app and the custom web scraping python bots. Jon has a knack for design and interested in pursuing law school one day.

Key Team Members



Trevor McConnell
Marketing Director



Lexie McCarty
Marketing Director & Graphic Design

Notable Advisors & Investors



Scott Rouse
Advisor, Advisor



Kevin Joyce
Advisor, Advisor & Investor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Preferred Equity

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Share price:	US $[illegible]
Pre-money valuation:	US $5,000,000
Option pool:	4.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Skoller has set an overall target minimum of US $400,000 for the round, Skoller must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Skoller's Form C.
Regulation CF cap:	While Skoller is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Salaries
Marketing
Contractors
Other

If Maximum Amount Is Raised


Salaries
Marketing
Contractors
Other

Investor Perks

All investors: Added to monthly newsletter, sticker, and handwritten thank you note!**5k Premium:** all of the above, skoller label bottle of wine

25k Bronze: all of the above, skoller quarter zip to impress your friends as a skoller investor

50k Silver: all of the above, plus invitation to Skoller semi annual team top golf celebration

100k Gold: all of the above, plus 1:1 dinner with Skoller CEO Carson Ward at outstanding Nashville restaurant, possible board observer seat (limited seats)

250k Platinum: all of the above plus exclusive investor meetings quarterly investor calls

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Skoller's prior rounds by year.

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$11000000
$10000000
$9000000
$8000000
$7000000
$6000000
$5000000
$4000000
$3000000
Other Pre-Seed.1 (Convertible)
Other Pre-Seed.2 (Convertible)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $500,000
Closed Date	Sep 10, 2017
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Other

Round Size	US $300,000
Closed Date	Mar 27, 2019
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Market Landscape


$200 000 000 000
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$0
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Annual Sales for the US Staffing and Recruiting Industry

Market Landscape:

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Skoller helps college students keep track of assignments and find jobs. This approach involves two customer sets: students and employers.

Students:

Skoller's first value offering helps students keep track of assignments from their 1st day on campus until they reach graduation (4 to 5 years).

Competitors that offer a similar service includes: school technology (Blackboard, Canvas, etc.), planner apps (iCal, Homework Suite, WeDo,), and paper planners. No one provides a service for students like Skoller does.

Skoller is the first to create beautiful organization by leveraging machine learning on a syllabus. This method is designed to give each student the specific information he/she needs, at the perfect time, all throughout college.

The total available market for college students is 200 million globally (22 million US) and fully turns over every 4 to 5 years.

Employers:

Revenue in the US staffing industry is now at an all time high of $167B. The need to help employers fill open positions with the right talent is greater than ever before. Skoller is positioned perfectly to help students transition from the classroom to the job they love.

Competitors that offer new grad job placement include: Handshake, WayUp, Internships.com, RippleMatch, LinkedInJobs, Indeed, ZipRecruiter, and more.

Skoller's approach to gaining access to job candidates is unique. The platform first attracts students to help them keep track of assignments. Then, as graduation approaches, Skoller leverages it's access to student-class data and brand recognition to help convert students to job candidates in a matter of seconds.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company earned no revenue and sustained net operating losses in 2018 and 2017.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Skoller's operations and revenue experience some seasonality in that August to May tend to have greater activity regarding adoption, engagement, spend, and revenue. Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of Skoller's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. The seasonality of Company's revenue and operations could additionally increase the company's current cash burn.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company does not currently hold any registered intellectual property and they may not be able to obtain registered intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain.. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. The Company also cannot assure that its nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for the Company's trade secrets and proprietary information. Further, if the Company were sued for infringing the IP rights of third parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on the Company's business.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential

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customers or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all.

There is a risk the Company's previous offerings are not properly exempt from SEC registration under the Securities Act. Securities sold by the Company in previous offerings have not been registered under the Securities Act or state blue sky laws. The Company intends to rely on exemptions from registration under Rule 506(b) of Regulation D and Section 4(a)(2) of the Securities Act for its previous offerings. These claimed exemptions are complex and require strict compliance with certain specific conditions. In particular, the SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. The Company did not file a Form D within the specified 15-day period and has filed a late Form D with the SEC and late notice filings in certain states, which could jeopardize the private offering status of the Company's previous securities offerings. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Further, the SEC or a state securities regulator could charge a late filing penalty.

The Company has filed an extension for its 2018 tax returns. If it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by one owner who is also the Company's sole director. Prior to the Offering, the Company has one owner of 50.84% of the Company who also serves as the Company's sole director. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this owner may exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This owner may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Securities may be subject to dilution. Purchasers who invest less than $100,000 ("Non-Major Purchasers") of the Securities do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Non-Major Purchasers will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Securities held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that the company is unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

NAME	TYPE
Financials (1 file)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Skoller

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Skoller. Once Skoller accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Skoller in exchange for your securities. At that point, you will be a proud owner in Skoller.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Skoller has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

PROFILE MENU

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Skoller does not plan to list these securities on a national exchange or another secondary market. At some point Skoller may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Skoller either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Skoller's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Skoller's Form C. The Form C includes important details about Skoller's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

skoller

Keep up with classes, together.

skoller

WHAT'S SKOLLER IN A NUTSHELL?

Skoller solves two of the largest problems EVERY STUDENT faces during college.


skoller
#1
KEEP TRACK OF ASSIGNMENTS
#2
FIND A JOB AFTER GRADUATION
FIRST DAY
GRADUATION
FIRST JOB

skoller

INTRODUCTION TO SKOLLER

A syllabus outlines the important information every student needs to know.


Class 1
Class 2
Class 3
Class 4
Class 5
Class 8
Class 2
Class 9


CLASS
SYLLABUS
Exam 1 on Aug. 20th
= 20% of your grade

And every student receives a syllabus for every class.

skoller

HERE'S THE PROBLEM

Syllabi are posted in many places. A few weeks later, the syllabus gets updated.


Class 1
Class 2
Bb
Class 3
34 Assignments
Hard Copy

The information students need is SCATTERED and CONSTANTLY CHANGING.

skoller

DID YOU KNOW...

six
years after
enrolling
in college
over
40%
of students **STILL**
have not earned
their degree

"Six years after enrolling in college, OVER 40% OF STUDENTS still have not earned their degree."
Hess & Hatalsky, "The college dropout problem most education advocates don't talk about", AEI, May 2018.

skoller

INTRODUCING A NEW WAY FOR STUDENTS TO KEEP TRACK...



Class 1
Class 4
Class 9
Class 6
Class 2
Class 3



skoller

Skoller is the 'Waze' of the classroom.

skoller

HERE'S HOW IT WORKS

DOWNLOAD SKOLLER (It's free!)

- **CREATE AN ACCOUNT**
- **JOIN YOUR CLASSES**
- **SEND YOUR SYLLABUS**


Stanford University
Spring 2019
Business Law
Economics as Religion
Intro to Microeconomics
Intro to Microeconomics
Ecology 101
Take pictures of your document
Intro To Accounting

IT'S THAT SIMPLE. STUDENTS OPEN THE APP...

skoller

...TO FIND EVERYTHING ORGANIZED


9:41
Monday, February 5
SKOLLER
now
Only lame parties tonight. You have
2 assignments due tomorrow

Semester long reminders with personality!


9:41 AM
Calendar
October
S M T W T F S

Assignments from each syllabus, in one place.


9:41 AM
Classes
96%
Intro to Microeconomics
21 classmates
75% complete
76%
Phyics 101
17 classmates
68% complete
81%
Molecular Biology
24 classmates
98% complete
99%
Psychology 401
9 classmates
38% complete
83%
Inorganic Chemistry
16 classmates
75% complete

How am I doing in each of my classes?

skoller

EARLY RESEARCH & DEVELOPMENT

From 2016-2018, Skoller's new technology was tested with students at **select schools**.

During R&D, we heard from students **across the US** who weren't in the trials.

They wanted Skoller too!


SAN JOSE STATE
HARVEY MUDD COLLEGE
California State University Northridge
Colorado Technical University
NEW MEXICO
NORTH DAKOTA
WALDEN UNIVERSITY
A higher degree. A higher purpose.
MISSOURI
Ole Miss
DUKE
PENN
VCU
BABSON

2016-2018

Students across the US were asking about Skoller!

skoller

IN AUGUST 2018, SKOLLER OPENED TO ANY STUDENT IN AMERICA.

skoller

SKOLLER PROVES NATIONAL DEMAND

Over 20,000 verified sign-ups

From over 2,100 different schools





Marketing budget less than $75,000

Adoption from Facebook Advertising

skoller

OUR BUSINESS MODEL

Skoller converts its data to revenue in four ways.

skoller DATA

SKOLLER JOBS
Providing employers with job candidates from our user data pool.

SKOLLER MARKETPLACE
Connecting students taking the same classes to sell course materials.

EMAIL & IN-APP ADS
Targeting ads and coupons to specific student groups.

SUBSCRIPTION MODEL
Capitalizing on returning users to subscribe or grow the community.

OUR BUSINESS MODEL

Skoller Jobs connects students with employers as students transition from the classroom to their dream job.

skoller DATA

CONTRACTED
CSI
SHR talent

FUTURE
WayUp
indeed

PERMANENT JOB PLACEMENT
$2,000+ PER HIRE

FUTURE
Usit
WayUp
snag.

TEMPORARY JOB PLACEMENT
$50+ PER HIRE

Pilot began April 2019



skoller Jobs
From the classroom to your dream job.
I'm Interested!
Edit
Skoller's team is working to find the job you love.
Jon Appleseed
+ Personal Bio
+ Social Media
+ Work Preferences

OUR BUSINESS MODEL

Skoller also delivers complementary services to students at the perfect time during their college journey.


skoller
DATA


skoller
Yikes... your grades are STRUGGLING
Find a tutor through Wyzant!
Find a tutor now!

Skoller Marketplace
Starting Fall 2019


skoller
You deserve a reward...
Great job on your Econ Exam!
Go celebrate with this 20% off coupon from Jen's Grille!!

Email & In-App Ads
In 2 Years


Welcome back, Gary!
MOST POPULAR
MONTHLY
$4.99
YEARLY
$49.99
Join Premium
Want to unlock this class without paying?
skoller.co/e/38vnaj3
Economics 101

Subscription Model
In 2 Years

TARGET MARKET: COLLEGE STUDENTS



Market Size

200 Million Global

22 Million in US

Other Facts

18-24 age range

On mobile over 5 hrs a day

25% turnover each year

100% turnover every ~4 years



Sign ups by School Type
2018-19 Results
41%
25%
26%
8%
Public Schools
Private Schools
Community Colleges
High Schools

skoller

MARKETING REACHES STUDENTS ACROSS THE U.S.

Skoller's marketing proves to be recurring and scalable.

1 FACEBOOK/INSTAGRAM ADVERTISING

Digital advertising is a **cost effective way** to adopt students from **thousands of schools** across the US.

2 NATIONAL SORORITY PARTNERSHIPS

Skoller **donates $1 to sorority philanthropies** for **every student** that signs up using their custom referral code.

3 SHARE WITH CLASSMATES

Students **earn points** when they **share Skoller** with classmates. Points can be redeemed for **Skoller merchandise**.


skoller
Send us a pic of your syllabus and we'll organize everything for you.
skoller
partners with
National Sorority

skoller

SKOLLER VS. THE COMPETITION

Skoller wins by being a simple and reliable. Here is why competitors fall short.

COMPETITORS	skoller	LMS Systems (Blackboard, Canvas, etc.)	Paper Planners	Template Based Apps	WeDo, MyHomework
Simple Set Up	✓	✓			✓
Crowdsourced Management	✓				
Assignments & Grade Tracking in ONE	✓	✓			
Job Placement paired with assignments	✓				

skoller

MEET THE SKOLLER TEAM



TREVOR MCCONNELL

Marketing Creative

Trevor joined the marketing team in January 2018 as a part time employee. Managing over 30 campus ambassadors and overseeing digital content creation are her specialties. She also helps manage partnerships with national sororities.



LEXIE MCCARTY

Graphic Designer

Lexie is a graphic designer and marketing coordinator who dabbles in several aspects of Skoller: working with the developers on app design, assists marketing by creating web advertising assets and manages national sorority and local partnerships.



CARSON WARD

Founder & CEO

Carson is a high-energy entrepreneur with great lens for identifying an opportunity, communicating his vision, and organizing actionable steps to get the job done. His greatest accomplishment is taking an idea from the couch to a nationwide platform.



BRUCE BROOKSHIRE

Founder & CTO

Bruce is a co-founder and software engineer. Bruce has been Skoller's lead mobile engineer since the beginning. He's most recently been developing Skoller's mobile app in Flutter and Dart, a language that supports both iOS and Google Play operating systems.



JON RANKIN

Founder & Developer

Jon is a co-founder and web developer for Skoller. He also has a relentless desire to learn and loves to dive deep into the trenches when it comes to software challenges. He has been a developer for Skoller's web app and the custom web scraping python bots.

skoller

THREE YEAR FINANCIALS

skoller	School Year	2018-19	2019-20	2020-21	2021-22
Availability	Available	US Launch	US	US	US
	Market Size	22M	22M	22M	22M
Key Metrics	Sign ups	20,000	100,455	620,130	893,939
	Cost/Sign up	$4.00	$2.59	$1.61	$1.12
	Job Candidates	80	1,507	23,255	80,455
	Students Hired	8	151	1,860	6,436
Financials	Revenue	$3,000	$448,750	$4,891,330	$13,693,937
	Expenses	$236,524	$1,313,375	$3,350,500	$7,914,968
	Profit	-$233,524	-$864,625	$1,540,830	$5,778,969
Focus	Focus	-US Launch -Seed Raise	-100K sign ups -150 students hired	-1,800 students hired -4.8M in revenue	-virality kick -13M in revenue

While projections and benchmarks are best reflected on academic calendar year due to the nature of the product, our year end from an accounting standpoint is December 31st. These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THREE GOALS FOR SERIES SEED

FUEL STUDENT ACQUISITION

Increase budget to **reach 100K sign ups** through proven marketing strategies: digital ads, sorority partners, and Share Skoller rewards.

OPTIMIZE PLATFORM TO SCALE

Expand full app to Web, **speed up syllabi processing** with further development of our machine learning, and generate higher data conversion.

IMPLEMENT REVENUE STREAMS

Partner with **employers and staffing firms** through Skoller Jobs, maximize conversion on **sign ups to Skoller Job candidates**.



skoller

EXHIBIT E
Video Transcript

Video 1:
Millions of students begin college each year with the intention of graduating and moving onto their dream career, but almost half will never reach their goal. A group of innovators had to find out why. Meet George. He is a brand new student. George gets a syllabus, outlining the assignments, for each class. The amount of assignments is overwhelming. He needs to get organized. But the tools he's been using...just aren't working. George needs everything in one place, so he can stay on track, each semester. He needs Skoller. But how does Skoller help? George sends his syllabus up to the cloud. And Skoller's syllabus robot, Sammi, grabs the assignments to transforms them into so. much. More. Then, his assignments are organized, in a beautiful way. No matter how many classes George is taking, all of his assignments are now in one place. And a chain reaction has started. It only takes a few sylllabi, to unlock organization, for an entire community...working towards the same goal. Stop wasting time trying to get organized. Let Skoller do it for you. Skoller. Keep up with classes, together.

Video 2:
Carson Ward: What's up AOII! My name is Carson Ward, and I am the CEO of an app called Skoller. Skoller is completely changing the way students keep up with classes. It's so convenient you'll wonder why you ever spent $40 on your Lilly Pulitzer planner. By automatically organizing all of your assignments, due dates, and grades, it's the one tool you need to crush school.
Skoller sends you notifications when you have something coming up so you never miss an assignment. You are also connected with your classmates so you can keep up with classes, together.

So, why am I here at the AOII headquarters? This semester, Skoller is doing more than just helping you keep up with classes.

AOII voiceover: AOII is proud to partner with Skoller to provide our members with an academic resource to help them excel in their collegiate careers. For every student that signs up using referral code "AOII", Skoller will donate $1 to the Arthritis Foundation in honor of AOII. Our goal is $25,000 by May 2019.
[Text: CODE: AOII; $1 = 1 DOWNLOAD; GOAL: $25,000; IT'S FREE]
This is a great way to give back and improve your study habits at the same time! And the best part: It's free!! 25,000 Skoller sign ups sounds like a lot, but it's really not! With almost 16,000 active members in AOII, we can reach our goal if each of you sign up and share with just one friend outside of the chapter. If everyone participates, we can rack up 25,000 this week.
Here's how to make it happen.
[Text: How to download]
Download Skoller from the App Store and sign up using referral code AOII. Then set up your classes and share the app in any of these three ways.

1. Word of mouth! Tell all of your friends about Skoller and make sure they sign up using the AOII referral code
2. Share the link. AOII has a custom link: http://www.skoller.co/c/aoii that you can post on social media or include in your instagram bio.
3. Click on your profile picture in the top left corner of the app and select "Share Skoller", make sure to partner with AOII when prompted, and then share the app through text, email or airdrop! Sharing this way will not only credit AOII, but will also allow you to earn points on the app!"

Video 3:
Joe: Hi, my name is Joe. I'm a sophomore here at the University of South Carolina, and I'm an international business and econ major.

Alyssa: Hi, my name's Alyssa. I'm double majoring in marketing and management at Virginia Tech.

Clark: Hi, my name is Clark. I'm currently a junior here at Texas State University studying both accounting and finance.

Abby: Hi, my name is Abby. I go to the University of Michigan. I'm in the Ross School of Business pursuing a Bachelor of Business Administration [degree].

Patrick: Hi, my name is Patrick. I am a marketing major here at Virginia Tech.

Cameron: Hi, my name is Cameron. I am a sophomore international business and finance major at Darla Moore School of Business at the University of South Carolina.

Clark: I downloaded Skoller because I needed an app to really keep up with my assignments and send me notifications when they were due. I found an advertisement for Skoller and really thought that it would be a great app to download. It ended up being more than I even expected.

Cameron: I would recommend Skoller to all my friends at USC because it has made my life so much easier. I can just go into the app and look to see when all of my assignments are due. It's just really simple.

Patrick: I heard about Skoller through an organization at school. My favorite feature so far is that you can communicate with other students within your class, which is something that's kind of unique. And, you can share the syllabus and other things like that on the app, which I really like. I think it's nice how it is all student-run.

Joe: I would definitely recommend this app because it is so easy to keep your assignments aligned in this app. You just upload your syllabus, and then all your assignments are in calendar format.

Alyssa: I first heard about Skoller from my organization on campus. I really like how it reminds me about tests and assignments that are coming up.

Patrick: My favorite thing about Skoller is its versatility. Within the app, there are so many different functions: keeping up with your assignments, grade calculators, and a group message function to keep up with your classmates to see when assignments are due or if you have questions.

Abby: I would recommend it to any of my friends because this way we would all get the same notifications, and we could all keep track of our classes together.

Patrick: I would recommend Skoller to any student in any sort of University. Skoller is a great way to keep up with your assignments, get notifications when they're due, and also have a grade calculation system right at your fingertips.